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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

                                      (CHECK ONE):
  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

     For Period Ended:   December 31, 1997
                         -----------------

     /  / Transition Report on Form 10-K
     /  / Transition Report on Form 20-F      SEC File No. 0-6202-2
     /  / Transition Report on Form 11-K
     /  / Transition Report on Form 10-Q      CUSIP NO. 655555
     /  / Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      ------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
                                                             -----

PART I -- REGISTRANT INFORMATION

     NORD RESOURCES CORPORATION
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     Full Name of Registrant

     N/A
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     Former Name if Applicable

     201 THIRD ST., NW  SUITE 1750
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     Address of Principal Executive Office (Street and Number)

     ALBUQUERQUE, NM  87102
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     City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     Registrant is a guarantor under certain debt agreements which, but for lenders' forbearance, would be in default. The lenders forbearance is due to expire on April 1, 1998 and it has not been possible to confirm that the required extensions to this forbearance have been executed. This transaction is expected to be completed no later than April 10, 1997. Registrant believes that the impact of this extension is so material to its financial disclosure that the filing should be delayed to enable Registrant to include information related to this extension in its financial accounts at December 31, 1997.

PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         RAY W. JENNER                       505                766-9955
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                    (Name)                (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                           /X/ Yes  / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           / / Yes  /x/ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        NORD RESOURCES CORPORATION
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                (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date:  March 31, 1998            By: /s/ Ray W. Jenner
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                                                  Ray W. Jenner
                                                  VP & Chief Financial Officer